UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November, 2008

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

General Meeting Statement - 24 November 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     BARCLAYS PLC
                                                     (Registrant)

Date: November 24, 2008

       By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)

Date: November 24, 2008

                      By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary

This announcement is not for distribution directly or indirectly in or into any jurisdiction into which the same would be unlawful. This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or transferred in the United States absent registration or an applicable exemption from registration requirements. The mandatorily convertible notes and warrants referred to below must not at any time be converted or exercised in the United States. No public offering of securities will be made in the United Kingdom, the United States or elsewhere.

BARCLAYS PLC

                                 24th November 2008

General Meeting

Barclays PLC will today hold a General Meeting of shareholders.  At this meeting Marcus Agius, Group Chairman, will make the following remarks:

"Ladies and gentlemen, good morning. And welcome to this General Meeting of Barclays. Our purpose this morning is to consider the resolutions contained in the Notice of General Meeting dated 7th November in respect of the proposal to raise more than £7bn of new capital from existing and new investors.

Before we go any further, let me start by saying on behalf of the Board of Barclays that we greatly regret the experience that our shareholders have had over the last 12 months. Barclays shares have fallen a lot during that period and you have had to endure a great deal. I want you to know that we will do all in our power, across Barclays, to create the conditions that will enable a higher price to be placed on our shares over time.

We believe that the capital raising that we are putting before you today will help us to do that.

As I am sure you will be aware from the media, this proposal has attracted a great deal of attention and we fully recognise that some of our shareholders are unhappy about some aspects of our capital raising. So, let me say up front that this unhappiness is a matter of enormous regret to us.

But, as I will explain in my comments this morning, the Board's guiding principle throughout these difficult times has been to safeguard the interests of all shareholders by protecting confidence in Barclays.

Accordingly, I want to spend some time now, before the vote, giving you the background to recent events and, in the process, seeking to provide answers to a number of questions which have been asked of us. These questions include:-

1) Why is it that Barclays needs to raise so much capital now, given the capital raised in June?

2) Why did we not simply accept the offer from the UK Government to provide new capital?

3) Why did we not turn to our existing shareholders for the money through a pre-emptive offer?

4) Why is it right to pay what we are for this capital?

There are doubtless other issues you may wish to raise and there will be time after I have finished speaking for your questions.

So, let me start with why it was that we were obliged to raise additional capital in October beyond what we raised in June.

You will all, of course, be aware of the financial storm which has been raging around the world for more than a year now and which has claimed as casualties a number of financial institutions in the UK and overseas.

Confidence in the health of the financial sector was very fragile in September, and it deteriorated to the point of crisis in October.

And so, over the weekend of 11th and 12th October, the UK Financial Services Authority called in all the UK banks for detailed discussions and put their capital plans and their balance sheets under the most severe stress test. The purpose of this was to determine how much extra capital the banks would require today in order to ensure that their ratios would remain prudent even in the severest downturn. The result was that the UK banks were required to raise substantial amounts of additional Equity and Tier 1 capital, the purpose being to put beyond doubt the stability of the UK Financial Services Industry.

This represented a significant change in the capital framework across the UK banking industry, and it obliged Barclays to raise capital well beyond the level which we had previously agreed with our regulators.

The position of some UK banks was such that they had no choice but to access capital underwritten by the Government - and to do so immediately.

I am glad to say that Barclays was not in this position and we were given a choice about how and when we could raise capital.

Around our Board table that Sunday - and after a long and detailed debate - we concluded that the interests of shareholders would best be served by Barclays not taking money from the Government and remaining independent. That judgement was an economic and business judgement.

This takes me to the second question: namely why did we not simply accept the offer of capital from the Government?

Well, the Government made it clear to us during that weekend that if it became a shareholder there would be implications for our dividend policy, our lending policy, and our operational management and strategy.

So let me amplify these points because our decision to reject Government money that weekend was underpinned by four important judgements - these were about dividends, capital allocation, risk management and future returns.

First, dividend policy. The Government told us that Barclays would not be able to pay any dividends to ordinary shareholders until such time as any preference share capital subscribed by the Government had been repaid.

We believe that the freedom to determine dividend policy is important to shareholders.

Second, it was clear to us- for reasons that we understand and respect - that the UK Government would expect Barclays to put Government capital first and foremost to the aid of domestic customers. The Government is deploying UK tax payers' money, and by consequence it has a UK domestic focus, and rightly so.

Although our UK business is, of course, very important to us - and always will be - as shareholders you will know that the overwhelming majority of the growth in Barclays over the past decade has come from diversifying our earnings base by developing our businesses in investment management and investment banking, in wealth management, and in retail and commercial banking outside the United Kingdom.

Our belief is that much of the future growth of Barclays will come from these sources, too.

Taking capital from the UK Government however, would have necessitated many of these activities being given a lower priority and we did not think that this would be in your interests.

In short, the view of your Board is that the potential implications of significant UK Government ownership of Barclays - because of the strategy we have adopted for many years now - would be more significant for us than for some of our more domestically focussed competitors.

The third point relates to risk management.

In the future, people will look back on this period as the most dangerous in a generation in the context of managing risk in the financial services industry. Never is it more important than now to have complete control of your ability to price for risk and to manage risk.

It was clear to us when we took the decision- and it has remained clear to us from statements made by the Government since then, that the UK Government - again for reasons that we understand and respect - will wish to influence the policies of the banks in which they are major shareholders.

In his statement on the subject last week, the Chancellor of the Exchequer said plainly that where the Government provides capital, that capital will carry terms and conditions that appropriately reflect the financial commitment made by the tax payer, including in relation to dividend policy, lending policy and wider public policy issues.

What is more, the Government has made it clear that it expects those terms and conditions to prevail up to and including 2011 and you can see this in the circulars to shareholders issued by some of the banks who are taking capital from the Government.

Don't misunderstand me: maintaining autonomy of risk management and being open for business are entirely consistent. And we are very much open for business.

In fact, despite a commonly held view to the contrary, Barclays has done significantly more lending in 2008 than in 2007 in the areas of UK mortgages and small and medium business enterprises. To be specific, our market share of new mortgage business has exceeded 30% so far this year, lending to SMEs is up over 6% year on year and we expect to be the market leader in lending to new business start-ups in England and Wales in 2008.

But on your behalf as our shareholders we absolutely need to be in control of the terms on which we make that lending available.

The fourth judgement that underpinned our decision was our conviction that we can generate a higher return for shareholders without Government money than with it. In our judgement, the extra cost of the new capital that we are raising will be very significantly exceeded by the economic benefits of complete strategic freedom. We will see this in the income line, in the impairment line and in the ability to allocate capital.

It was very clear to us also from the conversations that we had with our customers and clients in many parts of the world over that weekend and in the days that followed it, that we would run the risk of losing business if the Government were to become a major shareholder in Barclays.

So the unanimous view of the Board was that our shareholders would be better served by the unconstrained path. Given that we had such a choice; we took it.

In the midst of these Board discussions however, we also had to make a tough decision not to pay our full year dividend for 2008.

And believe me, this was an extremely difficult decision.

But we felt that it didn't make sense to raise new capital on the one hand whilst paying a £2bn dividend in April 2009 on the other.

As you know, our intention is to resume dividend payments in the second half of 2009.

Let me take my account of the history of the capital raising forward now, beyond the weekend of 11-12 October.

And in doing so, deal with the third question, why did we not turn to our existing shareholders through a pre-emptive offer for the new money?

Our original intention, as announced, was to raise the capital in two tranches; the Tier 1 capital in 2008 and the Equity in 2009.

And we intended the equity component to be delivered by an issue available to all our shareholders

Various things became clear within a week of our announcement of the 13th of October, however. The first, was that the capital raising environment was deteriorating rapidly. In consequence, increasing doubts were being raised in the market and in the media about our ability to deliver on the capital plan.

Our concern, of course, was that further pressure on our share price would feed through to a loss of depositor and investor confidence. There have been many examples over the recent past where this has happened and dire consequences have resulted when swift corrective action was not taken. Against such a background, the value of certainty became paramount.

Secondly, it also became clear from discussions we had with potential investors that we would not be able to raise the Tier 1 capital unless the Equity capital raising was assured. This necessitated a simultaneous raising of both components of the capital.

Furthermore, in light of the deteriorating market conditions, the advice to us was that the UK market did not have the capacity to absorb the £7bn capital requirement. There was no certainty of shareholder appetite, nor was there any certainty of underwriting availability on this scale.

These factors, taken against the backdrop of the ever present risk of a loss of confidence that I just mentioned, caused us to re-examine the means of achieving the capital plan and to bring forward the timetable.

I say again that the natural line for us to have taken in ordinary circumstances would have been a rights issue.

We believe in, and are advocates of, the principle of pre-emption.

However, we felt that a rights issue launched in very difficult market conditions - even if it could have been achieved - would have subjected our shareholders to an excessive period of uncertainty.

You will have seen many times during the last twelve months the impact of uncertainty relating to capital raising by banks around the world, and the consequent loss of confidence.

Our obligation to you, as we planned the next steps, was to reduce that uncertainty, and to protect that confidence, above all else.

The natural alternative source of capital to the rights issue that we had intended, was for us to explore with the anchor investors who had supported our capital raising in June a Placing and Open Offer -that is to say, a structure in which all our shareholders could have taken part.

We also discussed clawback with them. But their experience of this structure in the summer meant that, although they were prepared to commit very substantial amounts of new capital, they insisted on certainty as to the size of the financial commitment that they would be making. And they were adamant on the point.

This resulted in the structure of the Capital Raising which we announced on 31 October, the details of which were set out in my letter accompanying the Notice of Meeting.

The fact that this structure does not protect the pre-emption rights of our existing shareholders was, I can assure you, the subject of extensive discussion by the Board. We reluctantly concluded, however, that although it would be possible to offer some participation by existing institutional shareholders (as we did with the Mandatorily Convertible Notes) the importance of speed, size and certainty could not be reconciled with full pre-emption.

To put it another way, our obligation to you - and it was an obligation that came before all others - was to preserve confidence in Barclays by acting swiftly, decisively, and with certainty of outcome while making the capital we were committed to raising available as quickly as possible. That is what we have done.

Let me turn to my fourth and final question, which relates to the cost of the capital we are raising.

Is this an expensive environment in which to raise capital? Undoubtedly. But we start from the belief that the price we have paid will be well exceeded by the returns on the additional capital we are raising.

Separately, we believe that the capital raising environment today for issuance on this scale is even more difficult and costly than it was after the weekend of 11-12 October. That view is strengthened by our assessment that the cost of the capital reflects current market conditions, and compares favourably with the terms that would now be available from the UK Government. And there is absolutely no certainty that capital raising conditions will improve in the coming months.

We greatly regret the fact that our many private shareholders, who have supported us loyally over the years, were not able to participate in the capital raising.

But, in structuring the capital raising as we did, in order to deliver speed and certainty, we had to use capital market instruments that we would not have been able, under UK law, to make widely available to individual shareholders within the time constraints.

Over the last three weeks, we have been engaged in many meetings with our institutional shareholders, and in extensive dialogue with individual shareholders. Our objective has been to give an account of ourselves and to listen to and answer their questions.

Resulting from these meetings was the announcement that we made last week, on 18 November, relating to the clawback opportunity, made available to existing institutional shareholders, in respect of £500m in Reserve Capital Instruments by Qatar Holding and entities representing the beneficial interests of His Highness Sheikh Mansour of Abu Dhabi. The intention of the anchor investors was to facilitate wider participation by existing institutional shareholders.

In addition, the Board made two further announcements. The first was that the Executive Directors have volunteered that they will be paid no annual bonuses in respect of 2008.

The second related to the re-election of the Board at the 2009 AGM. We know that it will take some time for the impact of the decisions that we have taken to become clear. We want our shareholders to have the ability to monitor these over the coming weeks and months. And then to have the opportunity to express their view when all members of the Board offer themselves for re-election.

Your directors well understand that they are accountable to you for their actions.

As I mentioned at the beginning, the Board's guiding principle throughout these difficult times has been to safeguard the interests of all shareholders by protecting confidence in Barclays.

Before I close, let me say that we, as a Board, are determined to ensure that the performance of Barclays in the months and years ahead repays the confidence that you are showing in us by owning our shares.

We believe that the resolutions on which you will vote are in the best interests of Barclays and its shareholders. And we recommend our shareholders to vote in favour of them.

Before I open the meeting to questions, let me say that we will announce the results of the votes on the resolutions via the stock exchange later today, when we have counted the votes cast at this meeting. If we take into account only the votes cast by proxy ahead of this meeting, they indicate that the required majority has been voted in favour of the resolutions.

Our hope of course is that those of you who have taken the trouble to attend this meeting will also vote in favour of the resolutions. "

-ENDS-

ENQUIRIES

ANALYSTS AND INVESTORS

Mark Merson                             +44 (0) 20 7116 5752
John McIvor                               +44 (0) 20 7116 2929

MEDIA

Howell James                             +44 (0) 20 7116 6060
Alistair Smith                              +44 (0) 20 7116 6132

About Barclays

Barclays is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services with an extensive international presence in Europe, the United States, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 150,000 people.  Barclays moves, lends, invests and protects money for over 42 million customers and clients worldwide. For further information about Barclays, please visit our website  www.barclays.com
.

Forward Looking Statements

This announcement contains certain forward-looking statements with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and which involve a number of risks and uncertainties. Barclays PLC cautions readers that no forward-looking statement is a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as " may", "will", "seek", "continue", "aim", "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe" or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, liquidity conditions in the market, market related risks such as changes in interest rates and exchange rates, effects of changes in valuation of credit market exposures, change in valuation of issued notes, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under the International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of the North American investment banking and capital markets operations of Lehman Brothers into the Group's business and the quantification of the benefits resulting from such acquisition, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made herein speak only as of the date they are made. Except as required by the UK Financial Services Authority, the London Stock Exchange PLC or applicable law, Barclays PLC expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in Barclays PLC expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per Barclays PLC ordinary share for the current or future financial years will necessarily match or exceed the historical published earnings per Barclays PLC ordinary share.

This announcement is not a prospectus. Prospectuses relating to the admission for trading of reserve capital instruments, warrants and mandatorily convertible notes are expected to be published tomorrow. When published, copies of these prospectuses will be available from the website of the London Stock Exchange PLC.

This announcement is for information only and shall not constitute an offer to buy, sell, issue, or subscribe for, or the solicitation of an offer to buy, sell or issue, or subscribe for any securities, nor shall there be any sale of securities in the United States or in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold, exercised or transferred in the United States absent registration or an applicable exemption from registration requirements. No public offering of securities will be made in the United Kingdom, the United States or elsewhere.

Persons (including, without limitation, nominees and trustees) who have a contractual or other legal obligation to forward a copy of this announcement should seek appropriate advice before taking any action.

Neither the content of Barclays PLC website nor any website accessible by hyperlinks on Barclays PLC website is incorporated in, or forms part of, this announcement.